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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT

          UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 5

                         HALLWOOD REALTY PARTNERS, L.P.
                            (Name of Subject Company)

                         HALLWOOD REALTY PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)


                UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS

                      LIMITED PARTNER UNIT PURCHASE RIGHTS
                         (Title of Class of Securities)


                                   40636T 20 3
                      (CUSIP Number of Class of Securities)


                               WILLIAM L. GUZZETTI
                              HALLWOOD REALTY, LLC
                            3710 Rawlins, Suite 1500
                            Dallas, Texas 75219-4298
                                 (214) 528-5588

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:

 DENNIS J. FRIEDMAN, ESQ.                      W. ALAN KAILER, ESQ.
GIBSON, DUNN & CRUTCHER LLP      JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
      200 PARK AVENUE                      1445 ROSS AVENUE, SUITE 3200
 NEW YORK, NEW YORK 10166                      DALLAS, TEXAS 75202
      (212) 351-4000                              (214) 855-4500


[ ] Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

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This Amendment No. 5 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 15, 2003 (as subsequently amended, the "Schedule 14D-9") by Hallwood Realty Partners, L.P. ("Hallwood"), a Delaware limited partnership, relating to an offer by High River Limited Partnership, a Delaware limited partnership, to purchase any and all of the outstanding limited partner units ("Units") in Hallwood and the associated rights to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between Hallwood and EquiServe Trust Company, N.A., as rights agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2003, as it may be supplemented or amended from time to time. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4(b)(1) IS HEREBY AMENDED BY ADDING THE FOLLOWING AT THE END OF THAT ITEM:

         On June 30, the board held a meeting at which the board was updated on the status of the litigation relating to the offer and was advised that High River had extended the expiration date of the offer to August 8, 2003. After a discussion of High River's past tender offers and their outcome, the board approved sending High River a letter indicating that Hallwood would discuss High River's offer further if certain conditions were met, including High River's making an adequate offer for the units and stating its intention with respect to the treatment of non-tendering unitholders. The board determined that management should have further discussions with representatives of Morgan Stanley about Morgan Stanley's advice concerning possible alternatives to the tender offer.

         On July 9, 2003, the board held a meeting during which the board was again updated on the status of the tender offer. Outside counsel advised the board that High River had responded to the letter authorized at the previous meeting. After a review and discussion of High River's response, the board determined that the letter received from High River was not responsive to Hallwood's request and that there was no basis to conduct negotiations with High River at that time, but that the board would be open to discussions with High River should it address the board's concerns.

         On July 14, 2003, the board held a meeting at which Morgan Stanley made a presentation regarding alternatives to the tender offer. The board authorized Morgan Stanley to continue its evaluation of potential alternatives to the tender offer and to initiate discussions with parties that they believed might be interested in participating in transactions that might be in the best interest of the unitholders.

         On July 22, 2003, the Audit Committee of the board held a meeting at which it considered a proposal to implement a severance policy for employees of Realty and HCRE who perform services for Hallwood and to enter into severance agreements with certain management employees of those entities. At that meeting, the committee authorized a severance policy for such individuals, other than management, and determined to consider further whether to enter into severance agreements with management.

         On July 29, 2003, High River announced a purported proposal to purchase Hallwood in a merger transaction for an aggregate purchase price of $222 million, subject to existing debt, which High River stated would result in a value of approximately $132.50 per unit to the holders, but High River did not formally make a proposal to Hallwood at that time.

         On August 1, 2003, the board met to discuss High River's press release of July 29, 2003. The board was advised that High River had not provided sufficient details of the purported merger proposal, other than those set forth in the press release. In the absence of these details, based on the advice of its outside advisers, the Board determined that it would be appropriate to respond to the announcement by inviting High River to participate in the marketing process being conducted by Morgan Stanley, so long as High River would participate on terms similar to other potential bidders. After a review and discussion of Morgan Stanley's marketing process, the board authorized Hallwood to send High River a letter inviting High River to participate in the process. Accordingly, on August 1, 2003, Hallwood sent a letter to Mr. Icahn indicating that Hallwood had engaged Morgan Stanley to initiate discussions with parties interested in participating in a transaction with Hallwood and informing Mr. Icahn that if he was interested in participating in that process, he should contact Morgan Stanley.

         On August 19, 2003, High River issued a press release announcing that it was increasing the purchase price of the units in the tender offer to $120 per unit and adding additional conditions. Also on August 19, 2003, Hallwood



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issued a press release informing unitholders that the board would review the amended offer and make a recommendation with respect to the amended offer in due course.

         On August 22, 2003, the board held a meeting at which outside counsel updated the board on High River's August 19 announcement and Morgan Stanley updated the board on the status of its marketing process. The board requested outside counsel and Morgan Stanley to advise it regarding the amended offer and determined to reconvene the next week, to receive this advice and to determine its recommendation after receiving this advice.

         On August 28, 2003, the board of directors met to consider High River's amended offer. At that meeting, Morgan Stanley again updated the board concerning the status of its marketing process and on correspondence with High River concerning High River's participation in that process, including that High River has thus far declined to participate in the process on similar terms as other potential bidders. At that meeting, outside counsel advised the board concerning certain legal aspects of the amended offer and Morgan Stanley reviewed its financial analyses and rendered its opinion that, as of August 28, 2003 and subject to and based on the assumptions and other considerations set forth in its written opinion, that the consideration to be received by the holders of Hallwood's units pursuant to the amended offer is inadequate from a financial point of view to such holders (other than High River and its affiliates). After further discussion with Hallwood's senior management and its outside legal and financial advisors, the board unanimously determined, among other things, that the offer is inadequate and not in the best interests of unitholders. The board authorized, among other things, the issuance of a press release and the filing of an amendment to this Schedule 14D-9 with the Securities and Exchange Commission. On August 29, Hallwood issued a press release announcing the board's unanimous recommendation that the unitholders reject the amended offer.

ITEM 4(b)(ii) IS AMENDED IN ITS ENTIRETY AS FOLLOWS:

         (b)(ii) Reasons for the Recommendation. In reaching the conclusion that the amended offer is inadequate and not in the best interests of unitholders and in determining to make the recommendation described above, the board consulted with its senior management, outside legal and financial advisors and took into account numerous factors, including but not limited to the following, in addition to the factors previously identified in the Schedule 14D-9:

         (A) The opinion of Morgan Stanley to the effect that, as of August 28, 2003, and subject to and based upon the assumptions and other considerations set forth in the written opinion, that the consideration to be received by the holders of Hallwood's units pursuant to the amended offer is inadequate from a financial point of view to such holders (other than High River and its affiliates). The full text of the opinion of Morgan Stanley, dated August 28, 2003, setting forth the assumptions made, matters considered and limitations on the review undertaken, is included as Exhibit (a)(11) to this Schedule 14D-9 and incorporated by reference herein.

         (B) The board's continued belief that the price offered by the bidders does not reflect the value of Hallwood's assets or their potential for future growth.

         (C) The fact that, at the board's direction, Morgan Stanley is actively engaged in a process of identifying alternatives that may be in the best interests of the unitholders, including initiating discussions with prospective parties interested in participating in a transaction with Hallwood at prices and on terms which the board believes would be in the best interest of all partners of Hallwood, including, without limitation, a merger, reorganization or liquidation involving Hallwood or any of its subsidiaries or a purchase, sale or transfer of a material amount of assets by Hallwood or any of its subsidiaries. The board believes that Morgan Stanley should have an opportunity to complete this process in an appropriate manner and that it is premature for holders to tender units pursuant to the amended offer.

         (D) The fact that Mr. Icahn made a public announcement of a purported offer to acquire Hallwood in a merger transaction at a price of $132.50 per unit, which indicates that his amended offer of $120 per unit is inadequate because Mr. Icahn is apparently willing to pay more than $120 per unit.



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         (E)      The fact that the board believes that High River's conduct of the offer demonstrates that there continues to be significant uncertainty that the offer will be consummated and payment made for tendered units, even if unitholders tender their units. For example, the amended offer is conditioned on a minimum number of units being tendered so that, together with the units already owned by High River, High River and its affiliates will own an aggregate of at least 66 2/3% of the outstanding units and that Hallwood not agree to any employee severance, termination or similar arrangements. The board believes that given the current ownership of units and that less than 4% of the outstanding units have been tendered since commencement of the offer in May, High River is aware that it is unlikely that the first additional condition will be met. The board also believes that it is unreasonable for High River to expect that Hallwood would not provide reasonable severance arrangements for certain employees of Realty and HCRE that provide services to Hallwood, which the Audit Committee had already approved for certain individuals, other than management, prior to the August 19 amendment of the offer.

         In light of the above factors, all of which the board believes support its recommendation, the board determined that the revised offer is inadequate and not in the best interests of the unitholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT HALLWOOD'S UNITHOLDERS REJECT THE OFFER AND NOT TENDER THEIR UNITS IN THE OFFER.

         The discussion above of the information and factors considered by the board is not intended to be exhaustive but addresses all of the material information and factors considered by the board in its consideration of the offer. In view of the variety of factors and the amount of information considered, the board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weight to, the specific factors considered in determining to recommend that unitholders reject the offer. The determination was made after consideration of all the factors taken as a whole. In addition, individual members of the board may have given differing weights to different factors. Throughout its deliberations, the board received the advice of Morgan Stanley, and of its outside legal advisors, who were retained to advise the board in connection with the offer.

ITEM 7 IS HEREBY AMENDED BY REVISING THE LAST SENTENCE OF THE FIRST PARAGRAPH AS
FOLLOWS:

         As of the date of this amendment to Schedule 14D-9, at the board's direction, Morgan Stanley is actively engaged in a process of identifying alternatives that may be in the best interests of the unitholders, including initiating discussions with prospective parties interested in participating in a transaction with Hallwood at prices and on terms which the board believes would be in the best interest of all partners of Hallwood. Although Hallwood is working with Morgan Stanley and these interested parties, there can be no assurance that a transaction with respect to Hallwood will result from those discussions.

ITEM 8(b)(1) IS HEREBY AMENDED BY RESTATING THE SECOND PARAGRAPH IN ITS ENTIRETY, AND BY ADDING A THIRD PARAGRAPH AS FOLLOWS:

         On April 28, 2003, a putative class action lawsuit was filed against Hallwood Realty, its directors and Hallwood, as nominal defendant, by three purported unitholders of Hallwood in the Court of Chancery of the State of Delaware, styled I.G. Holdings, Inc., et al. v. Hallwood Realty LLC, et al. (C.A. No 20283). The action asserts that in allegedly refusing to consider the High River tender offer, the defendants are not acting in good faith and are deriving an improper personal benefit in impeding a potential removal of Realty as the general partner or a sale of control of Hallwood, in breach of their fiduciary duties under the partnership agreement. The action further asserts that Hallwood's Schedule 14D-9 issued in response to the High River tender offer fails to disclose material information relating to the board's recommendation regarding the offer. The complaint seeks as relief an order requiring the general partner to consider the High River tender offer, an order preventing the general partner or its affiliates from acquiring units or otherwise improperly entrenching the general partner or impeding a transaction that would maximize value for the public unitholders, an order directing the defendants to use the rights plan fairly and disclose all material information in connection with the tender offer and the board's recommendations and conclusions with respect thereto, and damages.

         These two actions have been coordinated and are scheduled for trial on October 7, 2003.



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ITEM 9 IS HEREBY AMENDED BY ADDING THE FOLLOWING EXHIBITS:

         (a)(10)  Press Release issued August 19, 2003

         (a)(11) Opinion of Morgan Stanley & Co. Incorporated, dated August 28, 2003

         (a)(12)  Press release issued August 29, 2003



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 29, 2003

                               HALLWOOD REALTY PARTNERS, L.P.

                               By: HALLWOOD REALTY, LLC, its General Partner


                                   By:    /s/ John G. Tuthill
                                   Name:  John G. Tuthill
                                   Title: Executive Vice President and Secretary